

September 15, 2011

Via Facsimile
Gu Biquan
Huaneng Power International, Inc.
Huaneng Building
No.4 Fuxingmennei Street
Xicheng District, Beijing
People's Republic of China

> **Re:** **Huaneng Power International, Inc.**
> **Form 20-F for the year ended December 31, 2010**
> **Filed April 18, 2011**
> **File No. 001-13314**

Dear Mr. Biquan:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2010

Item 5. Operating and Financial Review and Prospects, page 41

A. Operating Results, page 43

1. We note that you present two reportable segments in Footnote 5 to your financial statements consisting of your PRC power segment and your Singapore segment. We further note that your two reportable segments display different trends in their revenues and segment results from year to year, indicating that the results of each segment are driven by different underlying factors. However, your analysis of results of operations is presented solely at the consolidated level and does not separately address the underlying factors driving the results at each segment. In future filings, please revise your discussion

in this item to address the separate segments of your company. Refer to Item 5 of Form 20-F and our Release No. 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

2. In future filings, please revise your discussion of results of operations to provide more insight to your investors on the causes of increases or decreases in the components of net income. When you identify intermediate causes of changes in the components of net income, such as an increase or decrease in fuel costs, please provide your readers with insight into the underlying drivers of those intermediate causes.

Item 17. Financial Statements, page 99

Report of the Independent Registered Public Accounting Firm, page F-1

3. The current audit report states the accounting firm's name but does not include a conformed signature. Please confirm to us that you received a signed report from your auditors. Please ensure that audit reports included in future filings include a conformed signature. Refer to Rule 302 of Regulation S-T.

Notes to the Financial Statements, page F-10

Note 2. Principal Accounting Policies, page F-10

(a) Basis of Presentation, page F-10

4. We note your statement that you adopted IAS 17 (Amendment), Leases, effective beginning January 1, 2010. In future filings, please quantify the change resulting from adopting this literature for each impacted financial statement line item and for EPS for each period affected, if practicable. Please also quantify the amount related to periods before those presented, if practicable. Refer to paragraphs 28(f) and 28(g) of IAS 8.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief